SECURITIES AND EXCHANGE COMMISSION

02045391

Washington, D.C. 20549

6-30-02

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of June, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Appointment of Independent Auditors

CONTENTS

Press release dated June 26, 2002.

NOTES

a) On June 26, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter announcing the appointment of independent auditors for year 2002.

b) This report is a free translation from the original in Spanish.

Cristalchile

June 26th, 2002

FOR IMMEDIATE RELEASE

CRISTALERIAS DE CHILE S.A. APPOINTS INDEPENDENT AUDITORS

On June 25, 2002, the Board of Directors of Cristalerías de Chile appointed Langton Clarke Auditores y Consultores Ltda. as the Company's independent auditors for year 2002.

CONTACT IN SANTIAGO:
Ricardo Dünner
PH (562) 246 8855
E-mail: rdunner@cristalchile.cl

Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: June 26, 2002.